SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number 0-25629

GRAND TOYS INTERNATIONAL LIMITED
(Exact name of registrant as specified in its charter)

Suite 1501, 15th Floor
Chinachem Golden Plaza
77 Mody Road
Tsimshatsui East
Kowloon, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On October 16, 2007, Grand Toys International Limited issued a press release announcing its financial results for the year ended December 31, 2006.

A copy of the press release is being furnished as Exhibit 99.1 to this report and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2007

Grand Toys International Limited

By:	/s/ David C.W. Howell
David C.W. Howell
Executive Vice President

EXHIBITS

Exhibit	Description of Exhibit

99.1	Press Release dated October 16, 2007